Exhibit (a)(1)(ii)

Offer to Purchase

A&Q LONG/SHORT STRATEGIES FUND LLC
600 Washington Boulevard
STAMFORD, CONNECTICUT 06901

OFFER TO PURCHASE UP TO $28,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED OCTOBER 3, 2022

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON
MONDAY, OCTOBER 31, 2022, AT 12:00 MIDNIGHT, NEW YORK TIME,

UNLESS THE OFFER IS EXTENDED

If you do not want to sell your limited liability company interests at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Investors of A&Q Long/Short Strategies Fund LLC:

A&Q Long/Short Strategies Fund LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $28,000,000 in Interests or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2022. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period for any reason beyond December 31, 2022, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Third Amended and Restated Limited Liability Company Agreement, dated as of May 1, 2018, effective as of July 1, 2018 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between July 31, 2022 (the most recent date as of which net asset value is available) and December 31, 2022, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Tendering investors should also note that although the tender offer expires on October 31, 2022, they remain investors in the Fund until December 31, 2022, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact their Financial Advisor.

Investors desiring to tender all or any portion of their Interests in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

Neither the Fund, nor UBS Hedge Fund Solutions LLC, the investment adviser of the Fund (the “Adviser”), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

Because each investor’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc. (“BNY”).

UBS Hedge Funds
c/o BNY Mellon TA Alternative Investment UBH Funds
P.O. Box 9697
Providence, Rhode Island 02940-9697

Phone:	(877) 431-1973
Fax:	(833) 257-1594

Starting October 10, 2022, please direct questions and requests to BNY as follows:

Regular Mail:

UBS Hedge Funds
c/o BNY Mellon TA Alternative Investment UBH Funds
P.O. Box 534412
Pittsburgh, Pennsylvania 15253-4412

Overnight Delivery:

UBS Hedge Funds
c/o BNY Mellon TA Alternative Investment UBH Funds
P.O. Box 534412
AIM 154-0520
500 Ross Street
Pittsburgh, Pennsylvania 15262

Phone:	(877) 431-1973
Fax:	(833) 257-1594

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	5
3.	Amount of Tender	6
4.	Procedure for Tenders	6
5.	Withdrawal Rights	7
6.	Purchases and Payment	7
7.	Certain Conditions of the Offer	9
8.	Certain Information About the Fund	10
9.	Certain U.S. Federal Income Tax Consequences	11
10.	Disclosure Provisions	12
11.	Miscellaneous	13

Summary Term Sheet

•	As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until the end of the day on October 31, 2022, at 12:00 midnight, New York time. Estimated net asset value will be calculated for this purpose on December 31, 2022 (the "Valuation Date").

•	You may tender your entire Interest or a portion of your Interest.

•	Repurchases of Interests or portions thereof from investors by the Fund will be made in the form of non-interest bearing, non-transferable promissory notes, and will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from investors. Each tendering investor will receive a promissory note with an aggregate value equal to 100% of the estimated, unaudited net asset value of the tendered portion of the investor’s Interest determined as of the Valuation Date, regardless as to whether the investor tenders a portion of its Interest or its entire Interest in the Fund. The delivery of promissory notes in payment of the repurchase price for Interests tendered and accepted for purchase will generally be made promptly (within five business days) after the last day of the tender period. Payment of the notes will be made as promptly as practicable after the Valuation Date and is expected, in any event, to be made in full within 60 days after the Valuation Date. The notes will not be subject to any audit adjustments.

•	The Fund will not impose any charges on repurchases of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund.

•	The Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in-kind to investors on a pro rata basis. The Fund has also retained the option to hold back up to 10% of the value of any tender made by an investor and to pay the balance with a separate promissory note providing for a contingent payment after completion of the Fund’s audit for calendar year 2022. The Fund may exercise either option in the extraordinary event that the Board of Directors of the Fund (the “Board”) determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that either option will be exercised by the Fund.

•	Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until the end of the day on October 31, 2022, at 12:00 midnight. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by the end of the day on October 31, 2022, at 12:00 midnight, you may still withdraw your Interests at any time after November 30, 2022, so long as your offer has not been accepted. You may also withdraw your Interests at other times with the Fund's consent.

•	If you would like us to purchase your Interests, you should complete, sign and return a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to BNY in the manner set forth in the enclosed Cover Letter and Letter of Transmittal, so that it is received before the end of the day on October 31, 2022, at 12:00 midnight. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between July 31, 2022 and December 31, 2022, when the estimated value of your Interests will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•	If you would like to obtain the most current estimated net asset value of your Interests, you may contact your Financial Advisor.

•	Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before the end of the day on October 31, 2022, at 12:00 midnight. Also realize that although the tender offer expires on October 31, 2022, tendering investors remain investors in the Fund until December 31, 2022, when the estimated net asset value of their Interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY. To assure good delivery, please send the Letter of Transmittal to BNY and not to your Financial Advisor. If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

1.       Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus (the “Prospectus”) and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors on a quarterly basis. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Prospectus and the LLC Agreement. The Directors intend to consider the continued desirability of the Fund making quarterly offers to purchase Interests, but the Fund is not required to make any such offer.

The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time.

2.       Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $28,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on October 31, 2022, at 12:00 midnight, New York time (such date and time being hereinafter called the “Initial Expiration Date”). The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.” The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.

As of the close of business on August 1, 2022, there was approximately $114,394,330 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting their Financial Advisor. Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) likely will change between July 31, 2022 and December 31, 2022, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

3.       Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, if an investor wishes to tender for repurchase only a portion of such investor’s Interest, the investor’s remaining capital account balance (i.e., the investor’s capital account balance determined as of July 31, 2022, less the dollar amount of the investor’s partial tender) must be equal to at least $50,000 ($25,000 for certain investors, as disclosed in the Fund’s Prospectus). If an investor tenders an amount that would cause the investor’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between July 31, 2022 and December 31, 2022, your remaining capital account balance as of December 31, 2022, net of the amount of any partial tender you have made, is below $50,000 (or, as applicable, $25,000), the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $28,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $28,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the July 31, 2022 estimated net asset value of the Fund, the Adviser beneficially owns $88,422 in Interests and does not intend to tender any of its Interests in the Offer.

4.       Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should complete, sign and return a Letter of Transmittal (the last page will suffice) to BNY in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, overnight delivery or facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with BNY.

Investors are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact BNY in the manner set forth herein. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of BNY to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.       Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date, (b) at any time after November 30, 2022, if Interests have not then been accepted by the Fund, and (c) at any other time prior to December 31, 2022, but only with the Fund's consent. Any withdrawal request made pursuant to clause (c) of this Section 5 will be subject to the Fund's absolute discretion whether to honor such request and will depend on the Fund's operational capacity to process such withdrawal request as well as various other factors including the investor's overall relationship with UBS AG and its affiliates ("UBS"), the investor's holdings in other funds affiliated with UBS, and such other matters as the Fund considers relevant at the time. To be effective, any Notice of Withdrawal must be timely received by BNY. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 4 above. The enclosed Notice of Withdrawal should only be completed if you wish to cancel the tender that you previously submitted in your Letter of Transmittal. All questions as to the form and validity (including time of receipt) of Notices of Withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may again be tendered prior to the Expiration Date by following the procedures described in Section 4. You are responsible for confirming that any Notice of Withdrawal is received by BNY. If you fail to confirm receipt of a Notice of Withdrawal with BNY, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.       Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby accepted for purchase) Interests that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on the Valuation Date. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer.

Investors may tender their entire Interest or a portion of their Interest (subject to their maintenance of a minimum capital account balance as described in Section 3 above). In either case, payment to a tendering investor whose tender is accepted will be made in the form of a promissory note (collectively, the “Notes” and each, a “Note”). The Note will have an aggregate value equal to 100% of the estimated, unaudited net asset value of the tendered portion of a tendering investor’s Interest determined as of the Valuation Date, regardless as to whether the investor tenders a portion of its Interest or its entire Interest in the Fund, and will not be subject to any adjustments. Tendering investors have no right to receive any other price, and will not be paid any additional amounts, as a result of any adjustments to the Fund’s net asset value made in the course of the Fund’s or any underlying investment fund’s year-end audit. Similarly, the Fund and, therefore, remaining investors will not be entitled to recover any overpayments that a year-end audit indicates may have been paid to tendering investors.

The delivery of such Notes will be made within approximately five business days after the Expiration Date. Payment of the Notes will be made as promptly as practicable after the applicable Valuation Date. The Fund will not impose any charges on repurchases of Interests in the Fund, although it may allocate to tendering investors withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund. The Directors of the Fund believe that payment of an investor’s tender amount in the form of a Note is in the best interests of investors as it will permit those investors who wish to withdraw from the Fund to do so with less chance of their tender amounts being prorated. The Notes will be held for tendering investors by BNY, will not be transferable, will not bear interest and, except as otherwise described below, will be payable in cash in the manner set forth below.

The Fund expects that full payment of the Notes will be made on or before the 60th day following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts caused by delays in payments of redemption or withdrawal proceeds from underlying investment funds, among other reasons, could extend the payment period.

The Fund will deposit the amounts payable under the Notes in separate accounts with BNY. All cash payments described above (together, the “Cash Payments”) will be made by wire transfer directly to the tendering investor’s brokerage account with UBS Financial Services Inc. (“UBS Financial Services”), if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payments will be sent directly to its mailing address as listed in the Fund’s records, unless such investor advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Interests acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, possible borrowings and the proceeds of sales of new Interests. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or “gates,” on the amount that investors may withdraw or redeem, or otherwise delay making payments to withdrawing or redeeming investors, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

The Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing securities in-kind to investors on a pro rata basis. Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund’s portfolio. The Fund also has retained the option to hold back up to 10% of the value of any tender made by an investor and to pay the balance with a separate promissory note. Payment on any separate promissory note would be made in cash as soon as practicable after completion of the audit of the financial statements of the Fund for calendar year 2022. The Fund may exercise either option in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that either option will be exercised by the Fund.

7.       Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Interests the estimated net asset value of such Interests generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the estimated net asset value of Interests will be determined to correspond with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; (c) the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Interests being tendered in the Offer, the amount of Interests that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund’s portfolio in accordance with the Fund’s Prospectus, and the projected aggregate expense ratio of the Fund following consummation of the Offer; or (d) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund’s rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

The Fund, along with several other funds advised by the Adviser, currently is party to a secured Credit Agreement, dated as of September 1, 2022, as amended, supplemented or otherwise modified from time to time (the "Credit Agreement"). Under the Credit Agreement, the Fund may borrow from time to time on a revolving basis at any time up to $22,000,000 to fund all or a portion of the purchase price of the Interests purchased in the Offer and to finance other short-term liquidity needs. The amount of funds available for borrowing by the Fund under the Credit Agreement will be reduced by the amount of any outstanding borrowings by the Fund under the Credit Agreement to fund all or a portion of the purchase price of Interests purchased in connection with the Fund's third quarter 2022 tender offer.

Indebtedness outstanding under the Credit Agreement accrues interest at a rate per annum for each day equal to Daily Simple SOFR, or 1-Month Term SOFR, plus 1.55%, at the discretion of the Adviser. Interest is payable monthly, and the principal amount of any loan outstanding under the Credit Agreement is due upon termination of the Credit Agreement. The Credit Agreement also contains a number of other representations and warranties, covenants and conditions to each borrowing that are typical of commercial revolving credit agreements. The Fund gives no assurances that it will be in compliance with such representations, warranties, covenants and conditions at the times it may wish to borrow under the Credit Agreement. Obligations of the borrowers under the Credit Agreement are several and not joint. Indebtedness under the Credit Agreement is secured by a lien on the assets of the Fund.

The amount of any borrowings under the Credit Agreement would depend upon the amount of Interests tendered and prevailing general, economic and market conditions. If the Fund borrows under the Credit Agreement to pay for Interests purchased in the Offer, the Fund expects that such borrowings would be repaid from funds received from time to time in the ordinary course upon sales of Interests or sale of the Fund's investments.

8.       Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 600 Washington Boulevard, Stamford, Connecticut 06901 and the telephone number is (203) 719-1428. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund’s Directors are Virginia G. Breen, Heather R. Higgins and Stephen H. Penman, none of whom is an “interested person” (as defined in the 1940 Act) of the Fund. Their address is c/o UBS Hedge Fund Solutions LLC, 600 Washington Boulevard, Stamford, Connecticut 06901.

Except as described below, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person. Bruce Amlicke, Chief Investment Officer of the Adviser and Chairman of its Investment Committee, has announced his intention to retire on or about March 1, 2023. Edoardo Rulli, Deputy Chief Investment Officer and Head of Research of the Adviser, will replace Mr. Amlicke as Chief Investment Officer of the Adviser and the portfolio manager of the Fund concurrent with Mr. Amlicke's retirement.

Other than the issuance of Interests by the Fund in the ordinary course of its operations, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser.

9.       Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Each investor should consult its own tax advisers about the tax consequences to it of a purchase of its Interest by the Fund pursuant to the Offer given such investor’s individual circumstances. This summary does not address the tax consequences that are specific to investors that are not U.S. persons for U.S. federal income tax purposes, which may be significant. Investors that are not U.S. persons for U.S. federal income tax purposes, including non-U.S. persons that are partnerships or hold interests in a partnership, may be subject to additional tax, withholding or reporting obligations, and should consult their own tax advisers about the tax consequences of a purchase of their Interest by the Fund pursuant to the Offer.

Subject to certain exceptions, some of which are described below, an investor who tenders its entire Interest (and whose entire Interest is repurchased) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the principal payments under the Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Note. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor’s holding period for its Interest at the time the gain or loss is recognized. United States Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor’s contributions to the Fund. A tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” or items of inventory exceeds such investor’s basis in such unrealized receivables or inventory, as determined pursuant to the Treasury Regulations. The Fund does not expect to hold inventory, and, therefore, does not expect that a tendering investor will recognize ordinary income as the result of the Fund holding inventory. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. Further, a tendering investor may recognize some amount of ordinary income if the Fund or an underlying fund makes or has made an election to mark-to-market its assets under applicable tax rules. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the principal payments under the Note and any other promissory note issued to the investor pursuant to Section 6 of this Offer to Purchase) exceeds such investor’s adjusted tax basis in its Interest.

Certain investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Interests pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in “passive foreign investment companies” as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Interest or the period during which the Fund held its shares in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the tendering investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors that fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service (“IRS”) that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor’s federal income tax liability if the appropriate information is timely provided to the IRS.

The Board may specially allocate items of Fund ordinary income and/or capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing ordinary income and/or capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Board may specially allocate items of Fund deductions, ordinary loss and/or capital loss, including long-term capital loss, to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

10.       Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in “reportable transactions” to disclose such participation to the IRS (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and to comply with certain document retention requirements. In addition, certain “material advisors” with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interests. These disclosure provisions are directed towards “tax shelters,” however, they are quite broad and may encompass transactions that typically would not be considered “tax shelters.” Significant penalties may apply upon a failure to comply with the disclosure provisions, and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisers concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Notwithstanding any other provision or statement in any offering document of the Fund (including the Prospectus, the Statement of Additional Information and the LLC Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

11.       Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BNY or from the SEC’s website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.